INVESTOR PRESENTATION November 2012 Exhibit 99.1

DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
statements about the company’s future performance;
projections of the company’s results of operations or financial condition;
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
expectations that the company’s credit facilities will be extended or renewed;
expectations concerning dividend payments and share buy-backs;
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
statements regarding tax liabilities and related audits, reviews and proceedings;
statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
expectations concerning indemnification obligations;
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks;
dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian,
Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

AGENDA

Business overview
USA and Europe Fibre Cement
Asia Pacific Fibre Cement
Group Outlook
Summary
Appendix
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 27. The company presents financial measures that it believes are customarily used by its
Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and intercompany foreign exchange gain”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Annual net sales US$1.2b
Total assets US$1.7b
Net cash US$265.4m
Operations in North America, Asia Pacific
and Europe
2,600 employees
Market cap US$3.9b
S&P/ASX 100 company
NYSE ADR listing
Note: Net sales, total assets and net cash are at 31 March 2012. Total assets exclude asbestos compensation.
JHX: A GROWTH FOCUSED COMPANY

GROUP OVERVIEW

• For the half year, net operating profit excluding asbestos, ASIC expenses and tax adjustments decreased 2% to US$78.6 million
• Half year operating results reflect a recovery of US$2.7 million for legal costs associated with the conclusion of RCI’s disputed amended tax assessment with the ATO and an increase of US$5.7 million in an accounting provision for certain New Zealand product liability claims
• Half year operating results also reflect a foreign exchange gain of US$5.5 million on an Australian dollar intercompany loan
• FY2013 first half ordinary dividend of US5.0 cents per security announced
1 Comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half year of the prior fiscal year
Q2 Q2 %  HY HY %
FY 2013 FY 2012 Change FY 2013 FY 2012 Change
Net operating profit 15.0 127.4 (88) 83.5 128.4 (35)
Net operating profit excluding asbestos,  ASIC
expenses and tax adjustments
34.8 41.2 (16) 78.6 80.6 (2)
Diluted earnings per share excluding asbestos,  ASIC
expenses and tax adjustments (US cents) 7.9 9.4 (16) 17.9 18.3 (2)
US$ Millions
1

USA Fibre Cement Products
Siding
Soffit
Fascia
Trim
Backerboard
Asia Pacific Fibre Cement Products
Residential siding
Commercial exteriors
Flooring
Ceiling and internal walls

JHX: A WORLD LEADER IN FIBRE CEMENT

77%
67%
33%
23%
70%
30%
All numbers are for Half Year ended 30 September 2012
*  EBIT – Excludes Research and Development EBIT and Asbestos-related items
USA  and Europe Fibre Cement Asia-Pacific Fibre Cement
Volume Sales EBIT*

GLOBAL – BUSINESS PORTFOLIO

Fibre cement is more durable than wood and engineered wood, and looks and performs better than vinyl, and cheaper and quicker to build with than brick
Fire resistant
Hail resistant
Resists warping
Resists buckling
Colour lasts longer
Dimensional stability
Can be repainted
Engineered wood
?
?
?
?
?
?
?
?
?
?
?
?
?
?
8
Vinyl
Fibre  cement
FIBRE CEMENT – SUPERIOUR PRODUCT PERFORMANCE

9 7 th Generation versus 2 nd Generation generic fibre cement The HardieZone™ System represents a logical extension of Hardie technology PRODUCT LEADERSHIP EXAMPLE – HARDIEZONE™ SYSTEM

Plant locations
1
Production was suspended at the
Blandon plant in October 2007; at the
Summerville plant in November 2008;
and at the Fontana plant in December
2008
•
Tacoma, WA
Plant City, FL
Waxahachie, TX
Cleburne, TX
Peru, IL
Blandon, PA
Summerville, SC
Pulaski, VA
•
Reno, NV
•
Fontana, CA
JH Plant Design Capacity
10
Flat Sheet
Plants
Capacity
(mmsf)
Plants operating
Cleburne, Texas
Peru, Illinois
Plant City, Florida
Pulaski, Virginia
Reno, Nevada
Tacoma, Washington
Waxahachie, Texas
Plants suspended
Blandon, Pennsylvania
Fontana, California
Summerville, South
Carolina
Flat Sheet Total
500
560
300
600
300
200
360
200
180
190
3,390
THE USA BUSINESS – LARGEST FIBRE CEMENT PRODUCER IN NORTH AMERICA
1
1
1

Note: 1) Market share figures reflect siding only; exclude fascia, soffits & trim; data reflects Repair & Remodel and New Construction markets, combined.
2) Siding volumes exclude waste factors, a change from previously reported numbers.
Sources: NAHB Builder Practices and Consumer Practices Report – 2008 Siding and Exterior Wall Finish, adjusted to reflect JH’s estimate for FC and wood categories.
Large growth opportunity

US EXTERIOR CLADDING MARKET

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

USA FIBRE CEMENT
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 11 12
Top Line Growth
JH Volume Housing Starts JH Revenue

1 Excludes impairment charges of US$45.6 million in Q4 FY08 and US$14.3 million in Q4 FY12

EBIT and EBIT Margin
EBIT EBIT Margin
USA AND EUROPE FIBRE CEMENT
1
0
20
40
60
80
100
120
140
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13
0
5
10
15
20
25
30
35

USA AND EUROPE FIBRE CEMENT

Average Net Sales Price (US dollars)
US$647
1
1 FY13 average net sales price represents 2
nd
quarter year-to-date; other years presented are for the full year
540
560
580
600
620
640
660
FY07 FY08 FY09 FY10 FY11 FY12 Q2 YTD FY13

TOTAL US HOUSING STARTS 15

Five manufacturing plants in
Asia Pacific
Net sales US$376m
EBIT US$80m
Higher value differentiated
products
Lower delivered cost
Growth model
Asia Pacific manufacturing facilities. Net Sales and EBIT as at 31 March 2012.
ASIA PACIFIC FIBRE CEMENT

17 General purpose flooring Exterior cladding Philippines Australia New Zealand Australia Ceilings and partitions Interior walls 17 ASIA PACIFIC FIBRE CEMENT - EXAMPLES

The company expects to be in a position to make further distributions to shareholders in the near term as follows:
An ordinary dividend of US5.0 cents per security (approximately US$22.0 million) was announced on 15 November 2012. The dividend is declared in US currency and will be paid on 25 January
2013, with a record date of 18 December 2012
No share buyback activity during the half year
18
CAPITAL MANAGEMENT
Subject to share price levels, the company intends to distribute approximately US$150 million to shareholders under its existing share buyback program, which expires in May 2013;
For dividends payable in respect of financial year 2014 onwards, the company intends to increase its dividend payout ratio from 20% to 30% of net operating profit (excluding asbestos adjustments)
to 30% to 50% of net operating profit (excluding asbestos adjustments);
If and to the extent the company does not undertake share buybacks between today and the announcement of FY2013 results in May 2013, the company will consider an increase of its dividend payout ratio for FY2013. In this event, the dividend in respect of the second half of FY
2013 is anticipated to be approximately US35 cents per security, subject to certain conditions as outlined in the results announcement

GROUP OUTLOOK
United States
Industry data indicates consistent improvement in builder confidence and increased activity in US housing market
The early stages of a recovery in the residential market appears to be underway
The extent and rate of improvement, however, is uncertain
The business is being positioned to accelerate growth in market share by funding of initiatives to improve organisational capabilities, which may constrain earnings in the initial phases of the housing market recovery
Asia Pacific
In Australia, the market environment remains subdued
The New Zealand housing market is improving
In the Philippines, the business continues to perform well in a stable operating environment

We have a strong, well-established, growth-focused, strong cash-generating and high return business
We have a sustainable competitive advantage
Our model for strong growth is based on:
– Large market opportunity
– Superior value proposition
– Proprietary and/or protected technology
– Ongoing commitment to research and development
– Significant organisational advantages
– Focused strategy and organisational effort
– Scale
Throughout the low demand environment the company has performed exceptionally well, consistently delivering solid financial returns
The company is well positioned to leverage its increased capabilities as the recovery progresses

SUMMARY

APPENDIX

Aggressively grow demand
for our products in targeted
market segments
Grow our overall market
position while defending our
share in existing market
segments
Introduce differentiated
products to deliver a
sustainable competitive
advantage
Industry
leadership and profitable growth
GLOBAL STRATEGY

Note: For the 2012 and 2011 financial years, key ratios at the half year ended have been presented above for comparative purposes

KEY RATIOS
1
HY '13 HY '12 HY '11
EPS (Diluted)
17.9c 18.3c 14.0c
EBIT/ Sales (EBIT margin)
15.4% 17.7% 17.7%
Gearing Ratio
-6.4% 2.7% 10.6%
Net Interest Expense Cover
51.8x 31.8x 28.9x
Net Interest Paid Cover
103.6x 30.1x 34.5x
Net Debt Payback
- 0.2yrs 1.0yrs
1
2
1
2
2
3
Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses/recoveries, and tax adjustments
Excludes asbestos adjustments, AICF SG&A expenses and ASIC expenses/recoveries
Includes restricted cash set aside for AFFA
1
2
3

FY07 FY08 FY09 FY10 FY11 FY12
Net Sales
US$m
1,262 1,144 910 828 814 862
Sales Volume
mmsf
2,148 1,916 1,508 1,303 1,248 1,332
Average Price
US$ per msf
588 597 604 635 652 647
EBIT
US$m
362 313 200 208 160 156
EBIT Margin
%
29 27 22 25 20 19
USA AND EUROPE 5 YEAR RESULTS OVERVIEW

FY07 FY08 FY09 FY10 FY11 FY12
Net Sales
US$m
223 298 273 296 353 376
Sales Volume
mmsf
390 398 390 389 407 392
Average Price
US$ per msf
842 862 879 894 916 916
EBIT
US$m
39 50 47 58 79 79
EBIT Margin
%
16 17 17 20 23 21
ASIA PACIFIC 5 YEAR RESULTS OVERVIEW

RESULTS – Half Year

US$ Millions
HY '13 HY '12 % Change
Net sales  674.1 645.2 4
Gross profit  221.3 220.8 -
SG&A expenses  (100.9) (94.1) (7)
Research & Development expenses  (17.9) (14.3) (25)
Asbestos adjustments  2.8 48.7 (94)
EBIT  105.3 161.1 (35)
Net interest income (expense) 0.2 (2.2) -
Other income (expense) 0.7 (2.0) -
Income tax expense (22.7) (28.5) 20
Net operating profit  83.5 128.4 (35)

This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial
Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Financial Measures – US GAAP equivalents
EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales
Operating profit - is equivalent to the US GAAP measure of income
Net operating profit - is equivalent to the US GAAP measure of net income

ENDNOTES

Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on Capital employed – EBIT divided by gross capital employed

ENDNOTES (CONTINUED)

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
29
NON-US GAAP FINANCIAL MEASURES
Q2 Q2 HY HY
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
EBIT $ 22.8 $ 143.6 $ 105.3 $ 161.1
Asbestos:
Asbestos adjustments 22.4 (86.9) (2.8) (48.7)
AICF SG&A expenses 0.4 0.8 0.7 1.4
ASIC expenses 0.3 0.5 0.4 0.7
EBIT excluding asbestos and ASIC expenses 45.9 58.0 103.6 114.5
Net sales $ 334.4 $ 331.6 $ 674.1 $ 645.2
EBIT margin excluding asbestos and
ASIC expenses 13.7% 17.5% 15.4% 17.7%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos,
ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
30
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Net operating profit $ 15.0 $ 127.4 $ 83.5 $ 128.4
Asbestos:
Asbestos adjustments 22.4 (86.9) (2.8) (48.7)
AICF SG&A expenses 0.4 0.8 0.7 1.4
AICF interest income (1.1) (0.9) (2.2) (1.4)
Tax expense related to asbestos
adjustments 0.4 - 2.6 -
ASIC expenses 0.3 0.5 0.4 0.7
Tax adjustments (2.6) 0.3 (3.6) 0.2
Net operating profit excluding asbestos,
ASIC expenses and tax adjustments $ 34.8 $ 41.2 $ 78.6 $ 80.6

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
31
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Net operating profit excluding asbestos,
ASIC expenses and tax adjustments $ 34.8 $ 41.2 $ 78.6 $ 80.6
Weighted average common shares outstanding -
Diluted (millions) 439.7 440.0 439.3 440.0
Diluted earnings per share excluding asbestos,
ASIC expenses and tax adjustments
(US cents) 7.9 9.4 17.9 18.3

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
32
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
Operating profit before income taxes $ 23.1 $ 141.9 $ 106.2 $ 156.9
Asbestos:
Asbestos adjustments 22.4 (86.9) (2.8) (48.7)
AICF SG&A expenses 0.4 0.8 0.7 1.4
AICF interest income (1.1) (0.9) (2.2) (1.4)
Operating profit before income taxes excluding
asbestos $ 44.8 $ 54.9 $ 101.9 $ 108.2
Income tax expense (8.1) (14.5) (22.7) (28.5)
Asbestos:
Tax expense related to asbestos adjustments 0.4 - 2.6 -
Tax adjustments (2.6) 0.3 (3.6) 0.2
Income tax expense excluding tax adjustments (10.3) (14.2) (23.7) (28.3)
Effective tax rate excluding asbestos and
tax adjustments 23.0% 25.9% 23.3% 26.2%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly,
EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
33
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2013 FY 2012 FY 2013 FY 2012
EBIT $ 22.8 $ 143.6 $ 105.3 $ 161.1
Depreciation and amortisation 14.7 14.6 30.1 30.8
Adjusted EBITDA $ 37.5 $ 158.2 $ 135.4 $ 191.9

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of
RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
34
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 HY HY
US$ Millions FY 2012 FY 2012
General corporate costs $ 7.7 $ 10.2 $ 12.1 $ 17.9
Excluding:
ASIC expenses (0.3) (0.5) (0.4) (0.7)
Intercompany foreign exchange gain - - 5.5 -
Recovery of RCI legal costs 2.7 - 2.7 -
General corporate costs excluding ASIC
expenses, intercompany foreign exchange
gain and recovery of RCI legal costs $ 10.1 $ 9.7 $ 19.9 $ 17.2
FY 2013
Q2
FY 2013

INVESTOR PRESENTATION November 2012